Exhibit 99.1

From EIB and SACE: € 600 Million for FCA’s Research Activities in Italy

The European Investment Bank (EIB), SACE and Fiat Chrysler Automobiles (FCA) announced today that they have finalized a € 600 million loan earmarked to support the automotive group's research, development and production plans for 2015-17. The three-year loan provided by EIB and 50% guaranteed by SACE relates to FCA’s production and R&D sites in both northern and southern Italy.

This initiative and the overall collaborative relationship were the focus of a meeting held today in Turin between the BEI Vice-President Dario Scannapieco, head of operations in Italy, Malta and the Balkans, the SACE CEO Alessandro Castellano, and the CEO of FCA, Sergio Marchionne.

As to EIB, the loan falls within two traditional areas of EIB investment in support of the European economy: R&D projects and projects for protection of the environment through the reduction of emissions and improved energy efficiency. The initiative is supported by InnovFin - EU Finance for Innovators, with the financial assistance of the European Union, as part of the Horizon 2020 program.

In detail, the project encompasses two main components. The first component relates to FCA's R&D activities at its Turin and Modena facilities. Those activities concern a study on fuels for advanced engines, efficient vehicle technologies for vehicle safety and comfort, and new vehicle architectures. The second component relates to investments in manufacturing centers located in southern Italy (Pratola Serra and Termoli) for the production of new efficient petrol and diesel engines for Alfa Romeo.

"We are happy to have further strengthened our collaboration with FCA, the largest industrial concern in Italy and a world leader in the automotive sector," commented Dario Scannapieco, vice-president of EIB, "with a particular focus on investments in research and development, and the priority of environmental issues is bolstered at this time by the need to lend a further, definitive thrust to economic recovery".

"With this initiative we confirm our support to the innovation capabilities and international competitiveness of FCA and the hundreds of Italian SMEs active in the automotive sector," declared Alessandro Castellano, CEO of SACE. "We renew this commitment today with pride and satisfaction, in the knowledge that investing in R&D is an essential pillar for the future growth of FCA and the development of production processes and jobs in our country".

"This loan," stated the CEO of FCA Sergio Marchionne, "is important for us and for Italy. In addition to being a tangible part of the recovery process of our country, it is an important contribution that will enable FCA to continue down the road taken in the past to design and produce cars with increasingly advanced technology reducing consumption and emissions. This is true for both traditional fuel systems and for alternatives such as methane, in which we hold an undisputed leadership in Europe".

29 June 2015